

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc.
8669 Research Drive
Irvine, CA 92618

> **Re: ToughBuilt Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2023**
> **File No. 333-271181**

Dear Michael Panosian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Philip Magri, Esq.